November 19, 2010

Bric Barrientos

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

AMM Funds, File Nos. 333-135714, 811-21927.

Dear Mr. Barrientos:

On October 1, 2010, AMM Funds (the "Registrant"), on behalf of the Fallen Angels Value Fund and the Fallen Angels Income Fund, each a series of the Registrant (each a "Fund" and together the "Funds"), filed Post-Effective Amendment No. 5 to its registration statement under the Securities Act of 1933 on Form N-1A.  On November 15, 2010, you provided comments with respect to the Funds.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1. For both Funds, please complete the annual fund operating expenses and expense examples.

Response

Excerpts from each completed expense table and examples are presented below.

Fallen Angels Value Fund

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None
Redemption Fee (as a % of amount redeemed)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses	0.94%
Acquired Fund Fees and Expenses (1)	0.17%
Total Annual Fund Operating Expenses	2.36%

(1)

Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.  The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Example:

1 Year	3 Years	5 Years	10 Years
$239	$736	$1,260	$2,696

Fallen Angels Income Fund

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None
Redemption Fee (as a % of amount redeemed)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses	0.95%
Acquired Fund Fees and Expenses (1)	0.44%
Total Annual Fund Operating Expenses	2.64%

(1)

Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.  The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Example:

1 Year	3 Years	5 Years	10 Years
$267	$820	$1,400	$2,973

2. For the Fallen Angles Income Fund, under Principal Investment Strategies, please amend the description of debt securities of "any credit quality" to note this includes "junk bonds" and provide a corresponding expansion of junk bond risk under credit quality risk.

Response

The requested amendments have been made.

3.  Please review each Fund's disclosure with respect to frequent buying and selling of portfolio securities and high portfolio turnover risk to assure adequacy of these disclosures.

Response

Upon review, the Registrant confirms that each Fund identifies frequent buying and selling of portfolio securities as a part of the adviser's strategies and has amended portfolio turnover risk to read high portfolio turnover risk.

4.  For each Fund's tax information disclosure, please provide a statement to the effect that, with regard to an IRA and a 401(k), the Fund's dividends and capital gain distributions may be taxable upon their eventual withdrawals from these tax-deferred vehicles.

Response

The requested tax consequences of eventual withdrawals from tax-deferred tax vehicles disclosure has been added.

5.  For the Fallen Angles Income Fund, under Principal Investment Risks, please remove "specific" from the heading "specific maturity risk" as this may tend to confuse prospective investors.

Response

"Specific" has been deleted.

6.  Under the heading Management, please note the Funds' inception date when referring the portfolio managers as serving since the Funds' inception.  Also, clarify the role or title at the adviser held by each portfolio manager for the most recent five years.

Response

The inception date has been added and clarifying terms have been added to the biographical sketch of each portfolio manager to make clear their historical roles with the adviser.

STATEMENT OF ADDITIONAL INFORMATION:

7. Please add the ticker symbols for the Funds to the cover page.

Response

Ticker symbols have been added.

8.  Under the section entitled Disclosure of Portfolio Holdings, plead identify the Adviser, Transfer Agent, Fund Accounting Agent and Custodian by name or state that they are defined terms and note any lag in the distribution of this information.  Also, when the Funds disclose portfolio information to third parties, whether on an ongoing or ad hoc basis, please note any lag time, frequency and identify such third parties, if any.

Response

The Registrant notes that Adviser, Transfer Agent, Fund Accounting Agent and Custodian are defined terms and that it will note that these parties receive information without any lag time.  Also, the Fund will identify the auditor and fund counsel by name.  The Registrant believes that any attempt to further specify related parties, lag time and frequency of distribution would be speculative.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser